UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            P.H. Glatfelter Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377316104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                       200 Connecticut Avenue, 4th Floor
                               Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 20, 2007
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            (Continued on following pages)

            (Page 1 of 5 Pages)
          --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      377316104              SCHEDULE 13D             PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 2,201,877
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             2,201,877
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,201,877
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       377316104            SCHEDULE 13D              PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                    (b) |X|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             -0-
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 2,201,877
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  -0-
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             2,201,877
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,201,877
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      377316104              SCHEDULE 13D             PAGE 4 OF 5 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on September 27, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of P.H. Glatfelter Company (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $29,964,446 was paid to acquire such Shares.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            (a) The Reporting Persons beneficially own in the aggregate 2,201,877 Shares, constituting approximately 4.8% of the Shares outstanding.

            The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 45,472,226 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its Annual Report on Form 10-K filed March 16, 2007.

            (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,035,584 Shares and 166,293 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,201,877 Shares.

            (c) The following sets forth the transactions in the Shares effected by the Reporting Persons during the last 60 days. The transactions were effected in the open market.

   Jolly Roger Activist Portfolio Company LTD

            Trade Date        Shares Purchased (Sold)      Price per Share ($)
            ----------        -----------------------      -------------------
            01/22/2007              (100,000)                    15.65
            01/23/2007              (85,000)                     15.85
            01/24/2007              (100,000)                    15.96
            01/29/2007              (19,090)                     16.07
            01/30/2007              (5,000)                      16.11
            03/08/2007              (7,800)                      16.00
            03/09/2007              (1,194)                      16.02
            03/13/2007              (200)                        16.00
            03/19/2007              (17,923)                     15.80
            03/20/2007              (50,000)                     15.73

Jolly Roger Fund LP

            Trade Date        Shares Purchased (Sold)      Price per Share ($)
            ----------        -----------------------      -------------------

            02/26/2007              (50,000)                     17.88
            03/06/2007              (50,000)                     16.05
            03/07/2007              (20,000)                     15.99
            03/09/2007              (26,500)                     16.02

         (e) March 20, 2007

---------------------------                                  -------------------
CUSIP NO.      377316104             SCHEDULE 13D              PAGE 5 OF 5 PAGES
---------------------------                                  -------------------

                                   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.